March 5, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kasey Robinson and Suzanne Hayes

Re:	Ikena Oncology, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 11, 2021

CIK No. 0001835579

Dear Ms. Robinson and Ms. Hayes:

This letter is submitted on behalf of Ikena Oncology, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on February 11, 2021 (the “Draft Registration Statement”) as set forth in the Staff’s letter, dated February 25, 2021, addressed to Mark Manfredi (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Amendment No. 1 to the Draft Registration Statement on Form S-1 Prospectus Summary

Overview, page 1

1.

We note your revised disclosure in response to comment 1 in our letter dated February 6, 2021. To provide context for your product pipeline table and the corresponding discussion of your programs, please revise your prospectus summary to disclose that developing your product candidates will require Phase 1, 2 and 3 clinical trials that will take years to complete.

RESPONSE: The Company respectfully advises the Staff that it has included such disclosure on pages 2 and 105 of the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

March 5, 2021

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1927.

Sincerely,

/s/ Stephanie Richards

Stephanie Richards, Esq.

cc:	Mark Manfredi, Ph.D., President and Chief Executive Officer, Ikena Oncology, Inc.
Douglas Carlson, Chief Operating Officer and Executive Vice President of Finance, Ikena Oncology, Inc.
Richard Hoffman, Goodwin Procter LLP
William D. Collins, Goodwin Procter LLP